Exhibit 3

Amendments to the FPL Group, Inc. Bylaws

February 12, 2010

The bylaws are amended by:

(1) adding the following before the first paragraph of Article I, Section 7:

“(a)  Quorum and General Voting Requirements.”

(2) making the following changes in the first sentence of the first paragraph of Article I, Section 7:

a)	deleting the word “law” and replacing it with the words “the Florida Business Corporation Act”;
b)	deleting the word “Restated”; and
c)	adding “, as amended and restated from time to time” after the words “Articles of Incorporation”

(3) deleting the second paragraph of Article I, Section 7 and substituting the following therefor:

“For purposes of this Section 7, (1) shares entitled to vote on any item of business presented for action by shareholders at a meeting, present in person or represented by proxy thereat, shall be counted for purposes of establishing a quorum for the transaction of all business at such meeting, and (2) broker non-votes, if any, with respect to any item of business shall not count as shares entitled to vote on that item of business.

If a quorum exists, action on a matter (other than the election of directors) shall be approved by the shareholders of the Corporation if the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote on the matter favoring such action exceed the number of votes cast by such shareholders opposing such action.

(b)     Election of Directors.  If a quorum exists, a nominee for director shall be elected to the board of directors if the votes cast for such nominee's election by shareholders present in person or represented by proxy at the meeting and entitled to vote on the matter exceed the votes cast by such shareholders against such nominee's election; provided, however, that if the number of persons considered by the shareholders for election as directors exceeds the total number of directors to be elected, directors shall be elected by a plurality of the votes cast; and further provided that all persons considered for election (other than those recommended for nomination by or at the direction of the board of directors or any duly authorized committee thereof) shall have met all applicable requirements and procedures in being placed in nomination and considered for election, including without limitation the requirements set forth in these bylaws and in all applicable laws, rules and regulations.

(c)     Notwithstanding the foregoing provisions of this Section 7, any item of business may require a greater or different vote (i) by express provision of the Florida Business Corporation Act or the Charter, or (ii) to the extent permitted by the Florida Business Corporation Act, by express provision of these bylaws or by action of the board of directors, in which event such greater or different vote requirement shall govern or, if so provided in such a requirement or action of the board of directors, shall apply in addition to the vote otherwise required.

(4) deleting the words “as amended” after the words “Florida Business Corporation Act” in the second sentence of Article I, Section 9(c);

(5) deleting the words “the New York Stock Exchange (“NYSE”)” and substituting “NYSE” therefor in the first sentence of Article I, Section 9(f)